UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02052736

Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

SEP 1 1 2002

Securities Act Rule 801 (Rights Offering)	X
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Metorex International Oy
(Name of Subject Company)

N.A.
(Translation of Subject Company's Name into English (if applicable))

Finland
(Jurisdiction of Subject Company's Incorporation or Organization)

Mikko J. Aro
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

N.A.
(CUSIP Number of Class of Securities (if applicable))

Matti Ervasti, President and CEO
Metorex International Oy
Nihtisillankuja 5
FIN-02630 Espoo
Finland
Tel. +358 9 32 94 11
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

On or about October 10, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) (i) Transmittal Letter*
(ii) Rights Offering Memorandum*
(iii) Preliminary Non-Binding Subscription Indication (explanation of subscription form)*
(iv) Preliminary Non-Binding Subscription Indication*
(v) Management Presentation*
*These documents are not mandatory under Finnish Law but have been provided to shareholders in Finland and in the U.S.

(b) N.A.

Item 2. *Informational Legends*

See attached Rights Offering Memorandum.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits specified below must be furnished as part of the Form, but need not be sent to security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.

(1) Under Finnish Law, the following documents are required to be made available to shareholders. However, as the Rights Offering has not yet commenced, these documents are not yet available and will be filed by Amendment to this Form CB.

a. Annual and Interim Reports for the most recent fiscal year and most recent financial period.*
b. Report by the Board of Directors on the events that have occurred after the preparation of the Interim Report that would have a material effect on the Company.*
c. Statement from the Auditors of the Company on the Interim Report and the report of the Board of Directors.*
d. Statement from the Auditors describing the basis on which the Subscription Price for the Rights Offering will be determined and the basis for the decision to derogate pre-emptive subscription rights.*

*to be filed by Amendment to this Form CB.

PART III – CONSENT TO SERVICE OF PROCESS

(1) Form F-X filed concurrently herewith.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mikko J. Aro

Chairman of the Board of Directors

September 11, 2002

form cb.doc

Espoo 10 September 2002

[*Name and*

Address of Shareholder]

Dear [*Shareholder*],

METOREX INTERNATIONAL OY RIGHTS OFFERING

As you are probably aware, Metorex International Oy ("**Metorex**" or the "**Company**") is in the process of raising new capital by offering new shares of the Company with an approximate par value of EUR 1.68 each (the "Offer Shares"). The Company's target is to issue the Offer Shares with an aggregate subscription price of no less than EUR 1,200,000 and no more than EUR 1,700,000.

The Offer Shares will be offered in a rights offering (the "**Rights Offering**"), which comprises a directed offering of the Offer Shares to the current shareholders of the Company. As a shareholder of Metorex, you will be offered the opportunity to participate in the Rights Offering.

The subscription price of the Offer Shares (the "Subscription Price") to be established by a Extraordinary General Meeting of Shareholders (the "EGM") will be proposed to the EGM by the Board of Director's of the Company based on preliminary investment indications received from the shareholders of the Company. Attached to this letter, you will find a form for submitting such preliminary investment indications (the "Preliminary Investment Indication Form"). You are hereby requested to fill in and return the Preliminary Investment Indication Form to the Company by 20 September 2002.

The Subscription Price proposed to the EGM by the Board of Directors will be informed to you in the notice to convene the EGM, such notice being couriered to the shareholders of the Company on or about 26 September 2002.

The EGM is scheduled to be held on or about 10 October 2002.

The subscription period will begin at the EGM and continue until 16 October 2002 (the "Subscription Period") and the payments for the subscriptions shall be made by the end of the Subscription Period.

Attached to this letter, you will also find a **Rights Offering Memorandum** comprising relevant information on *inter alia* the current business operations and future strategy of Metorex along with details of the forthcoming Rights Offering and information on practicalities relating to the exercise of your right to participate in the offering.

Tentative Time Schedule of Rights Offering

10 September 2002	*Distribution of Rights Offering Memorandum*
20 September 2002	*Deadline for returning Preliminary Investment Indication Form*
26 September 2002	*Couriering of Notice to convene EGM*
10 October 2002	*EGM*
10 - 16 October 2002	*Subscription Period*
16 October 2002	*Deadline for Payment of Subscriptions*

Yours sincerely

Mikko J. Aro

Chairman of the Board of Directors

ATTACHMENTS:

- RIGHTS OFFERING MEMORANDUM (INCLUDING RIGHTS OFFERING PRESENTATION)
- PRELIMINARY INVESTMENT INDICATION FORM

METOREX INTERNATIONAL OY

RIGHTS OFFERING

MEMORANDUM

10 September 2002

SPECIAL NOTICE FOR UNITED STATES SHAREHOLDERS:

This rights offering is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

I BACKGROUND OF THE RIGHTS OFFERING

Metorex International Oy (the "**Company**" or "**Metorex**") has worked hard the past years to recover from the major turmoil a few years back. Results have been encouraging and the Company has now reached organizational stability. To regain its position as the recognized industry leader, the Company has developed a series of new products which will be ready for market introduction in September and October this year.

The Company is still in a fragile financial position and ill-suited to cope with market downturns like those experienced recently. At this point in time, Metorex urgently needs financing to support the new product launches and to cover a significant increase in working capital requirements momentarily caused by the new products. A successful financing is intended to support the Company to reach a sustainable portion of profitability above break-even and regain its position as a market leader within all of the Company's product lines.

Three major shareholders of the Company provided the Company with a short-term loan facility amounting to EUR 850,000 in August 2002 as bridge financing for the Company's immediate cash need. The Board of Directors and management of the Company have determined that the additional cash need of the Company is EUR 1.2 to 1.7 million, which amount is contemplated to be collected through the rights offering described in this Memorandum (the "**Rights Offering**").

II BUSINESS OF THE COMPANY

II.1 XRF and OES technology markets today

According to market analysis of the Company, the current served available market (SAM) for both Metorex XRF- and OES – technologies is approx. EUR 100 million with annual market growth of 5 %. The market share of Metorex is currently between 10 and 11 %.

In the XRF market the Company offers mobile, benchtop and on-line process analyzers. In addition to Metorex, the other significant market players are Niton, Spectro, TN and Oxford. In the mobile market the present market leader is Niton whereas in the benchtop market it is Spectro. A clear goal of the Company is to gain back the leader position in both of these markets with a new partnership and product strategy.

Also the OES market is divided into mobile and benchtop segments. Metorex has only been active in the mobile market, but succeeded in selling some mobile analyzers also for benchtop customers. In the OES market the major players are Metorex, Spectro and WAS.

With the Company's new product, ARC-MET 8000, the served available market of Metorex is expected to increase significantly as a result of the product's capability to measure, in addition to argon also air combined with argon. The Company believes that with the new ARC-MET 8000 it will quickly gain back its leading position in the OES market. The potential size of the OES market is EUR 17 million.

II.2 Sales development by product line

The Company is targeting an annual growth of 20 %. The targeted goal for turnover is to reach EUR 16 million in 2003 and EUR 20 million in 2004, respectively. The Company believes that the target can be reached as follows:

A. XRF and OES analyzers for NDT segment

Supported by the new ARC-MET 8000 and X-MET 3000 T, the Company's NDT sales are expected to double within two years as a result of the increased SAM in the OES mobile market and the new opening markets with Metorex mobile XRF tube model (Japan and Italy). The estimated annual growth rate for the new tube market is currently 20 %.

B. XRF process analyzers for On-Line business

The Company has developed a new process analyzer, C-100, which is equipped with a low background detector to measure low sulphur content from oil, diesel and gasoline. The Company believes that there will be a large market pull for this type of analyzers in the next coming three years due to the needs of the oil industry to meet the new regulations for the sulphur content in oil, diesel and gasoline. The Company's target is to win at least 25-30 % of this business opportunity during the years 2003, 2004 and 2005.

C. Miniline & Detectors for OEM customers

The Company believes that it is currently number two after the market leader Oxford in the XRF benchtop analyzers market segment, in which Spectro is also very active. A joint goal of Metorex and Spectris (former Philips Analytical) is to become the market leader through strengthened cooperation as soon as possible.

In addition to Miniline cooperation with Spectris, the Company aims at broadening the detector family to serve both Metorex analyzers and potential OEM customers. The forecasted short term growth rate target is 20 %.

II.3 Technology roadmaps

According to the new strategy of the Company, the experience and know-how of Metorex Space group is taken into the use of the whole Company by bringing their XRF detector and window experience "back to earth" - serving both Metorex' own new analyzers and potential industrial OEM partners.

The first goal is to reach and exceed the competition with the Company's new analyzers and take back the technology leader position.

Metorex' technology roadmap is divided in three segments:

1) XRF and OES analyzers

2) On-Line and OEM Analyzers

3) Detectors and Windows

For more information, please see the attached Management Presentation.

II.4 Actions during summer and fall 2002

The organization of the Company will be changed to functional operation. The new organization is expected to be fully operational by September 16, 2002.

The Company has also strengthened its distributor chain by signing a new distributor agreement for On-Line business in USA, Canada and Latin America.

Additionally, the Company has signed a three year cooperation agreement with Keymaster Technologies Inc. The joint goal of the parties is to develop a leading edge technology mobile XRF analyzer and be the number one in the relevant market in the year 2005. The first two prototypes are ready and the production will start in October 2002. The product launch is expected to commence during the sales meeting on September 19 – 20, 2002.

II.5 Scenarios for 2003 – 2004

For more information regarding potential/estimated P/L Scenarios for the years 2003-2004, please see the attached Management Presentation.

II.6 New products this fall

1. ARC-MET 8000 OES analyzer

2. Metorex C-100 XRF On-Line process analyzer

3. X-MET 3000 T mobile XRF analyzer

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements. Some of the forward-looking statements in this document can be identified by the use of forward-looking terms such as "believes". "intends", "expects", "may", "will", "estimates", "should", "could", "anticipates", "plans" or other comparable terms. Forward-looking statements, such as projected results, or predictions as to the growth and market share of the Company, are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from any future results, performance, or achievements expressed or implied by the forward-looking statements.

III TERMS OF SUBSCRIPTION

The Board of Directors will resolve to propose to the Extraordinary General Meeting to be held on or about 10 October 2002 ("**EGM**") that the Offer Shares be issued and offered for subscription in the Rights Offering in accordance with the terms and conditions and in a manner as described below.

Share Capital Decrease and Increase

The purpose of the Rights Offering is to raise new capital to the Company amounting to no less than EUR 1,200,000 and no more than EUR 1,700,000.

In order to secure the success of the Rights Offering, the Board of Directors of the Company will propose to the EGM that (i) the reserve fund of the Company be decreased by approximately EUR 3,238,122 to EUR 0 and (ii) the share capital of the Company be decreased to EUR 145,911.36 by decreasing the par value of the Company's shares to EUR 1.68 per share.

The Company's share capital shall be increased in the Rights Offering by offering new shares of the Company with the par value of EUR 1.68 each (the "**Offer Shares**"). The number of the Offer Shares will be no less than EUR 1,200,000 divided by the Subscription Price and no more than EUR 1,700,000 divided by the Subscription Price.

Subscription Right

The Rights Offering consists of the Offer Shares to be offered for subscription to the shareholders that prior to the beginning of the EGM are listed in the Company's shareholders' register.

The Subscription right may not be transferred and the shareholders will not receive tradable subscription rights.

Subscription Price

The Board of Directors of the Company will request from the shareholders preliminary non-binding investment indications on the basis of which the Board of Directors will propose to the EGM such subscription price that to the best understanding of the Board of Directors is optimal from both the Company's and shareholders' interest (the "**Subscription Price**").

The request for the investment indications has been delivered to the shareholders simultaneously with this Memorandum. The shareholders have been requested to fill in and return the investment indications forms by 20 September 2002, at the latest.

The shareholders will be notified about the Subscription Price simultaneously with the notice to convene to the EGM.

Subscription Period

The subscription period for the Offer Shares will begin at the EGM and end on or about 16 October 2002 at 12.00 p.m. (Finnish time). The Board of Directors may extend the subscription period by up to two (2) weeks, if a full subscription of the Offer Shares has not been reached prior to the end of the original subscription period.

Subscription Place

The place of subscription of the Offer Shares is the Company's office at Nihtisillankuja 5, Espoo, Finland. The shareholders are entitled to subscribe for the Offer Shares by facsimile in accordance with separate instructions to be given by the Board of Directors.

Payment of the Subscriptions

The subscriptions of the Offer Shares shall be paid in full on or about 16 October 2002 in accordance with separate instructions to be given by the Board of Directors.

Subscription Approval

The Board of Directors shall decide upon the approval of the subscriptions.

The Company will notify each subscriber by facsimile or letter about the acceptance of subscriptions immediately after the said decision. The notification will be sent to the facsimile number or address listed in the Company's list of shareholders or otherwise informed to the Company.

Payment Refund

A subscription price paid by a shareholder for the subscription will be refunded on or about 23 October 2002 in accordance with separate instructions to be given by the Board of Directors to the extent the shareholder does not receive the Offer Shares subscribed for by him. No interest will be paid on the refundable subscription payments.

Over-subscription

If the number of the Offer Shares subscribed for exceeds the maximum number of Shares offered in the Rights Offering, the Offer Shares will be allocated to the subscribers pro rata to their shareholdings according to the shareholders' register on the date of the EGM. The number of the Offer Shares allocated for each subscriber shall, however, not exceed the number of the Offer Shares actually subscribed by the respective shareholder.

The Board of Directors of the Company may decide upon an increase by 25 percent of the maximum capital raise of EUR 1,700,000 based on, inter alia, demand for Offer Shares that has emerged in connection with the Rights Offering.

Registration of the Offer Shares

The Offer Shares subscribed for will be entered into the company's share register after the registration of the increase of the share capital with the Trade Register on or about 10 November 2002.

Shareholder Rights

The Offer Shares subscribed for in the Rights Offering entitle to full dividend for the financial period commencing on January 1, 2002. The Offer Shares entitle to other shareholder rights within the Company as of the registration of the increase of the share capital with the Trade Register.

Other matters

The Board of Directors decides upon other matters relating to the increase of the share capital and the Rights Offering as well as any practicalities in relation thereto.

Inquiries

The shareholders may obtain additional information on the Rights Offering and subscription of the Offer Shares by telephone and e-mail from:

Matti Ervasti, President and CEO
Metorex International Oy
Nihtisillankuja 5
FIN-02630 Espoo
Finland

Tel. +358 9 32 94 11
Fax. +358 9 32 941 412
E-mail: matti.ervasti@metorex.com

IV THE COMPANY

IV.1 General

The name of the Company is Metorex International Oy. The Company's domicile is Espoo, Finland. The Company is governed by the laws of Finland. Pursuant to Article 2 of the Company's Articles of Association, the Company is engaged in the business of design, manufacture and sale of analyzers, detectors and other products based on them as well as other scientific research.

The Company was registered in the Trade Register maintained by the National Board of Patents and Registration in Finland on 22 December 1993 under trade register number 576.562 and is currently registered under business identity code 0958597-3.

The Company's financial period runs annually from January 1 to December 31.

IV.2 Shares, Share Capital and Ownership Structure

Shares and share capital

As of the date of this Memorandum, the Company's registered share capital amounted to EUR 1,460,745.78 consisting of 86,852 fully paid shares with an approximate par value of EUR 16.82 each. Each share entitles its holder to one vote at the Company's General Meeting of Shareholders. The Company has one class of shares.

Pursuant to the Articles of Association, the Company's issued share capital may not be less than EUR 1,177,315.49 and not more than EUR 4,709,261.94. The Company's issued share capital may be increased or decreased within these limits without amendment to the Articles of Association. The Board of Directors will propose to the EGM of the Company that these limits will be adjusted as required by the contemplated decrease of the share capital and issue of new shares.

The Board of Directors will propose to the EGM that (i) the reserve fund of the Company be decreased by approximately EUR 3,238,122 to EUR 0 and (ii) the share capital of the company will be decreased to EUR 145,911.36 corresponding the par value of EUR 1.68 per share. The Board of Directors of the Company will propose the decrease of the reserve fund and the share capital and to be used to cover the Company's loss shown in the Company's adopted balance sheet for the financial period from 1 January 2001 to 31 December 2001.

Metorex is a private limited company and the shares of the Company may not be admitted to public trade referred to in the Securities Markets Act (26.5.1989/495) or to a corresponding procedure. The shares of the company are registered in the Company's share register.

Free transferability of the shares has not been restricted in the Company's Articles of Association, nor are the shares subject to any transfer restrictions.

Options, Convertible Loans and Subordinated Loans

The Company has launched one option program on 20 April 1999. The subscription period for shares under the option program has expired on 31 March 2002 and no shares have been subscribed.

The Company has issued two convertible loans. The principal amount of the first loan decided on by the Company on 3 March 1996 is approximately EUR 4,473,798 (FIM 26,600,000). The current conversion price per share is approximately EUR 160.77 (FIM 955.90). In case a minimum Subscription Price of EUR 1.68 (corresponding to the decreased par value of the shares) is set for the Rights Offering, the adjusted conversion price will, after the Rights Offering and a conversion of the Bridge Loan to the Company's shares, be approximately EUR 10.30.

The principal amount of the second convertible loan decided by the Company on 3 June 1996 is approximately EUR 23,546 (FIM 140,000). The conversion price per share is approximately EUR 66.50 (FIM 395.40). In case a minimum Subscription Price of EUR 1.68 (corresponding to the decreased par value of shares) is set forth for the Rights Offering the adjusted conversion price will, after the Rights Offering and a conversion of the Bridge Loan to the Company's shares, be approximately EUR 5.20.

The Company has entered into a Bridge Loan Agreement on 2 August 2002 (the "**Bridge Loan**") with KB (CI) Nominees Limited For Vision Capital, L.P., KB (CI) Nominees Limited For Vision Extension, L.P., Merifin Capital N.V. and Hoegh Invest AS. The principal amount of the Bridge Loan is EUR 850,000 and the interest is 15 % per annum. The Bridge Loan shall expire on 30 November 2002 or earlier, if (i) the shareholders of the Company fail to approve the Rights Offering at an Extraordinary Shareholders Meeting called for the purpose of voting for such approval, (ii) the Rights Offering is not fully subscribed before 31 October 2002 or (iii) shareholders of the Company fail to approve the terms of the Roll-Over Capital Loan (as defined below). According to the terms and condition of the Bridge Loan the creditors shall have the right on the date of the closing of the Rights Offering, at the option of the creditors holding three-quarters (3/4) of the aggregate principal amount of the Bridge Loan, to roll over the then-outstanding principal plus interest under the Bridge Loan into a convertible capital loan (the "**Roll-Over Capital Loan**"). The Price at which the Roll-Over Capital Loan will convert into common stock of the Company will be a price per share equal to the lesser of (i) EUR 16.82 or (ii) the Subscription Price in the Rights Offering. The Board of Directors of the Company shall, upon an agreement with the creditors, propose to the EGM an issue of new shares allocated to the creditors of the Bridge Loan for the purpose of converting the Bridge Loan directly to the shares of the Company.

Changes in the Share Capital

The amount of share capital of the Company and the number of Shares have, during the past three years, changed as follows:

Measure	Par value	Change in the number of Shares	Cumulative number of Shares	Change in share capital	New share capital	Registered
Increase of the share capital	ca. 16.82	7,357	86,852	EUR 123,735.86	EUR 1,460,745.78	October 1, 1998

Own Shares

As at the date of this Memorandum the Company does not own any of its own shares.

IV.3 Management

According to the Finnish Companies Act and the Company's Articles of Association, the corporate governance and administration of the Company is divided between the shareholders, the Board of Directors and the President and CEO of the Company.

Board of Directors

The following table presents the members of the Board of Directors of the Company as of the date of this Memorandum:

Name	Year of birth	Title
Mikko Aro	1945	Chairman
Jan Huysmans	1936	Member
John Turner	1940	Member
Kalevi Onnela	1942	Member

President and CEO

Name	Year of birth
Matti Ervasti	1955

Corporate Management Team

The following table presents the members of the corporate management team of the Company as of the date of this Memorandum:

Name	**Title**
Matti Ervasti	President and CEO
Tuija Halme	CFO
Heikki Sipilä	CTO
Esko Kantonen	S&M Director
Veikko Kämäräinen	Operations Director
Riitta Kaijansaari	R&D Director

The working address of the above persons is: Nihtisillankuja 5, 02630 Espoo, Finland.

IV.4 Ownership Structure

On 4 September 2002 the Company had 37 shareholders.

According to the Company's shareholders' register dated 4 September 2002 the Company's ten largest shareholders were as follows:

	Shareholder	Shares	% of shares and votes
1.	K.B. (C.I.) Nominees Limited as nominee for Vision Capital LP	14,743	17.0 %
2.	Kleinwort Benson Ltd	10,912	12.6 %
3.	Merifin Capital N.V.	9,042	10.4 %
4.	Outokumpu Oyj	7,357	8.5 %
5.	Heikki Sipilä Oy	5,482	6.3 %
6.	Fond'Harvest 1	4,788	5.5 %
7.	Høegh Invest A/S	3,887	4.5 %
8.	Företagskapital AB (3i Finland)	3,450	4.0 %
9.	Oy Odensö Ab	3,245	3.7 %
10.	Promotion Rahasto II Ky	3,124	3.6 %

V THE COMPANY'S FINANCIAL STATEMENTS 1999-2001

Consolidated Income Statement
(FIM'000)

	2001	2000	1999
Net sales	75 392	77 327	66 913
Variation in stocks of finished goods and in work in progress +/-	699	-194	-1 506
Production for own use	0	0	1426
Other operating income	1 227	1 072	4 091
Raw materials and services	-31 402	-28 137	-24 815
Personnel expenses	-26 113	-27 785	-30 763
Depreciation and reduction in value	-1 581	-2 119	-3 372
Other operating expenses	-18 209	-19 275	-24 202
Operating profit	13	890	-12 228
Financial income and expenses	-116	-100	-543
Profit (loss) before extraordinary items	-103	790	-12 771
Extraordinary items	1 974	0	4 166
Profit before appropriations and taxes	1 871	790	-8 606
Income taxes	1	83	-89
Profit for the financial year	**1 872**	**873**	**-8 694**

Consolidated Balance Sheet
(FIM'000)

	2001	2000	1999
Assets			
Fixed assets			
Intangible assets	1 782	2 082	890
Tangible assets	1 564	3 914	4 308
Investment in shares and stock	0	0	18
Current assets			
Inventories	5 767	4 315	3 457
Long term receivables	1 391	1 301	920
Short term receivables	15 268	18 657	18 848
Liquid funds	8 025	6 369	11 988
	33 797	**36 638**	**40 429**

	2001	2000	1999
Liabilities and shareholders' equity			
Shareholders' equity			
Share capital	8 685	8 685	8 685
Reserve fund	19 253	19 253	19 253
Losses for previous periods	-42 790	-43 554	-34 962
Profit for the accounting period	1 872	873	-8 694
Capital loans	28 253	27 869	26 740
Total shareholders' equity	**15 273**	**13 126**	**11 022**
Provisions	**2 919**	**1 561**	**1 570**
Liabilities			
Deferred tax liability	0	0	80
Long term debt	1 522	3 908	6 137
Current liabilities	14 083	18 042	21 619
	33 797	**36 638**	**40 429**

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Explanation of Subscription-indication form to be returned by September 20, 2002.

In the attached form, you are asked to indicate for what amount you intend to subscribe to the Rights Offering (RO), if the RO price is set at one of the levels indicated on the form. Based on the information returned and other factors to be considered, the Board will propose to Shareholders a definite RO price from within the range indicated on the form. Shareholders will have to approve this price in the upcoming Extra-ordinary General Meeting of Shareholders (EGM), in which the RO will be launched.

Please start with indicating at what price level you will consider subscribing at all (your maximum RO price), by stating an "Initial" Subscription Amount at that price. If your maximum price is below € 33.64 (the highest RO price that the Board may propose), this means that you will accept dilution of your current ownership % if the RO is issued at a price above your maximum price. If the RO is issued at a price below your maximum RO price, you may want to increase your initial subscription to increase your ownership % (or reduce your dilution %, depending on the total amount of your subscription).

Please indicate any Additional Subscription Amounts you will consider, if the RO price is set at a price one, two or more levels below your maximum price. The bottom line "Maximum Subscription Considered" adds all amounts, and states the Subscription Amount you will consider, if the RO price is set at the lowest price at which you still added a subscription amount or lower. The lowest RO price that the Board may propose is 10% of current par or € 1.68.

Please realize that your indication of subscription amounts will be considered a firm intent, even though it is non-binding. Actual subscriptions at a definite RO price will be asked for when the RO is launched at the upcoming EGM. There is no guarantee that the total subscription amount (initial + additions) that you indicate now, and that you confirm when the RO takes place, will actually be allocated to you. Allocations are pro-rata in the case of over-subscription and may be zero in case the Minimum Subscription Amount is not reached.

Setting the right price for this Rights Offering is critical. The price cannot be too high, as the Company needs at least the Minimum Subscription Amount to continue. The price should not be too low, as shareholders who, for whatever reason, are unable to participate in the RO should not be diluted unnecessarily. By asking shareholders for their intent in advance, the Board hopes to set a RO price that strikes an optimal balance between these needs. Therefore, please give this form your full attention and return it before September 20 to the Company.

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: Algonquin Trust S.A.

Maximum RO Amount (=Target): **€ 1.7 million**
Minimum RO Amount: **€ 1.2 million**

If Total of Subscriptions reach:	**Your pro-rata share is:**
Target RO Amount	€ 16,794
Minimum RO Amount	€ 11,855
Based on your current 858 shares.	**(preventing dilution of your ownership in the RO)**

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ______________________, September ________, 2002

ALGONQUIN TRUST S.A.

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002.**

METOREX INTERNATIONAL OY

____

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

29564

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: Anglo Irish Bank (Suisse)

Maximum RO Amount (=Target): **€ 1.7 million**
Minimum RO Amount: **€ 1.2 million**

If Total of Subscriptions reach:	**Your pro-rata share is:**
Target RO Amount	**€ 21,374**
Minimum RO Amount	**€ 15,088**
Based on your current 1,092 shares.	**(preventing dilution of your ownership in the RO)**

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ______________________, September ________, 2002

ANGLO IRISH BANK (SUISSE)

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002**.

METOREX INTERNATIONAL OY

____

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

29564

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: Företagskapital AB (3i Finland)

Maximum RO Amount (=Target): **€ 1.7 million**
Minimum RO Amount: **€ 1.2 million**

If Total of Subscriptions reach:	**Your pro-rata share is:**
Target RO Amount	**€ 67,529**
Minimum RO Amount	**€ 47,667**
Based on your current 3,450 shares.	**(preventing dilution of your ownership in the RO)**

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ______________________, September ________, 2002

FÖRETAGSKAPITAL AB (3i Finland)

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002.**

METOREX INTERNATIONAL OY

____

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

29564

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: Bocap AS

Maximum RO Amount (=Target): **€ 1.7 million**
Minimum RO Amount: **€ 1.2 million**

If Total of Subscriptions reach: — **Your pro-rata share is:**
Target RO Amount — **€ 15,072**
Minimum RO Amount — **€ 10.639**
Based on your current 770 shares. — **(preventing dilution of your ownership in the RO)**

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ______________________, September ________, 2002

BOCAP AS

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002.**

METOREX INTERNATIONAL OY

____

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

29564

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: Mr. Emmeram von Braun

Maximum RO Amount (=Target): **€ 1.7 million**
Minimum RO Amount: **€ 1.2 million**

If Total of Subscriptions reach: **Your pro-rata share is:**
Target RO Amount **€ 3,328**
Minimum RO Amount **€ 2,349**
Based on your current 170 shares. **(preventing dilution of your ownership in the RO)**

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ______________________, September ________, 2002

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002.**

METOREX INTERNATIONAL OY

____

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

2564

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: Mr. Sven Brise

Maximum RO Amount (=Target):	**€ 1.7 million**
Minimum RO Amount:	**€ 1.2 million**

If Total of Subscriptions reach:	**Your pro-rata share is:**
Target RO Amount	€ 1,957
Minimum RO Amount	€ 1,382
Based on your current 100 shares.	**(preventing dilution of your ownership in the RO)**

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ______________________, September ________, 2002

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002.**

METOREX INTERNATIONAL OY

____

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

29564

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: Emeritaatsfond Geref. Kerken in NL

Maximum RO Amount (=Target): **€ 1.7 million**
Minimum RO Amount: **€ 1.2 million**

If Total of Subscriptions reach: — **Your pro-rata share is:**
Target RO Amount **€ 25,974**
Minimum RO Amount **€ 18,335**
Based on your current 1,327 shares. **(preventing dilution of your ownership in the RO)**

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ______________________, September ________, 2002

EMERITAATSFOND GEREF. KERKEN IN NL

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002.**

METOREX INTERNATIONAL OY

____

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

29564

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: Faisal Finance (Jersey)

Maximum RO Amount (=Target): **€ 1.7 million**
Minimum RO Amount: **€ 1.2 million**

If Total of Subscriptions reach: / **Your pro-rata share is:**
Target RO Amount **€ 19,985**
Minimum RO Amount **€ 14,107**
Based on your current 1,021 shares. **(preventing dilution of your ownership in the RO)**

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ______________________, September ________, 2002

FAISAL FINANCE (JERSEY)

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002**.

METOREX INTERNATIONAL OY

____

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

29564

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: Fidulex Management Inc.

Maximum RO Amount (=Target): **€ 1.7 million**
Minimum RO Amount: **€ 1.2 million**

If Total of Subscriptions reach:	**Your pro-rata share is:**
Target RO Amount	€ 3,406
Minimum RO Amount	€ 2,404
Based on your current 174 shares.	**(preventing dilution of your ownership in the RO)**

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ______________________, September _________, 2002

FIDULEX MANAGEMENT INC.

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002.**

METOREX INTERNATIONAL OY

____

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

29564

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: FOND'HARVEST 1

Maximum RO Amount (=Target): **€ 1.7 million**
Minimum RO Amount: **€ 1.2 million**

If Total of Subscriptions reach: — **Your pro-rata share is:**
Target RO Amount — **€ 93,718**
Minimum RO Amount — **€ 66,154**
Based on your current 4,788 shares. — **(preventing dilution of your ownership in the RO)**

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ______________________, September ________, 2002

FOND'HARVEST 1

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002.**

METOREX INTERNATIONAL OY

____

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

2964

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: Galba Anstalt

Maximum RO Amount (=Target): **€ 1.7 million**
Minimum RO Amount: **€ 1.2 million**

If Total of Subscriptions reach: — **Your pro-rata share is:**
Target RO Amount — **€ 12,390**
Minimum RO Amount — **€ 8.746**
Based on your current 633 shares. — **(preventing dilution of your ownership in the RO)**

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ______________________, September ________, 2002

GALBA ANSTALT

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002.**

METOREX INTERNATIONAL OY

____

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: Mr. Jay Haft

Maximum RO Amount (=Target): € 1.7 million
Minimum RO Amount: € 1.2 million

If Total of Subscriptions reach: — **Your pro-rata share is:**
Target RO Amount € 1,605
Minimum RO Amount € 1,133
Based on your current 82 shares. **(preventing dilution of your ownership in the RO)**

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ______________________, September ________, 2002

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002.**

METOREX INTERNATIONAL OY

____

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

29564

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: Hambrecht & Quist LLC

Maximum RO Amount (=Target): **€ 1.7 million**
Minimum RO Amount: **€ 1.2 million**

If Total of Subscriptions reach:	**Your pro-rata share is:**
Target RO Amount	**€ 18,438**
Minimum RO Amount	**€ 13,015**
Based on your current 942 shares.	**(preventing dilution of your ownership in the RO)**

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ______________________, September ________, 2002

HAMBRECHT & QUIST LLC

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002.**

METOREX INTERNATIONAL OY

____

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

29564

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: Heikki Sipilä Oy

Maximum RO Amount (=Target): **€ 1.7 million**
Minimum RO Amount: **€ 1.2 million**

If Total of Subscriptions reach:	**Your pro-rata share is:**
Target RO Amount	**€ 107,302**
Minimum RO Amount	**€ 75,743**
Based on your current 5,482 shares.	**(preventing dilution of your ownership in the RO)**

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ____________________, September ________, 2002

HEIKKI SIPILÄ OY

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002.**

METOREX INTERNATIONAL OY

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

29564

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: Mr. Jonathan Hooker

Maximum RO Amount (=Target): **€ 1.7 million**
Minimum RO Amount: **€ 1.2 million**

If Total of Subscriptions reach: / **Your pro-rata share is:**
Target RO Amount **€ 4,150**
Minimum RO Amount **€ 2,929**
Based on your current 212 shares. **(preventing dilution of your ownership in the RO)**

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ______________________, September ________, 2002

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002.**

METOREX INTERNATIONAL OY

____

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

29564

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: Høegh Invest A/S

Maximum RO Amount (=Target): **€ 1.7 million**
Minimum RO Amount: **€ 1.2 million**

If Total of Subscriptions reach:	**Your pro-rata share is:**
Target RO Amount	€ 76,082
Minimum RO Amount	€ 53,705
Based on your current 3,887 shares.	**(preventing dilution of your ownership in the RO)**

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ______________________, September _________, 2002

HØEGH INVEST A/S

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002.**

METOREX INTERNATIONAL OY

____

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

29564

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: The Index Special Situation Fund Ltd

Maximum RO Amount (=Target): **€ 1.7 million**
Minimum RO Amount: **€ 1.2 million**

If Total of Subscriptions reach:	**Your pro-rata share is:**
Target RO Amount	**€ 39,969**
Minimum RO Amount	**€ 28,214**
Based on your current 2,042 shares.	**(preventing dilution of your ownership in the RO)**

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ______________________, September ________, 2002

THE INDEX SPECIAL SITUATION FUND LTD

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002**.

METOREX INTERNATIONAL OY

____

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

29564

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: K.B. (C.I.) Nominees Limited as nominee for Vision Capital LP

Maximum RO Amount (=Target): **€ 1.7 million**
Minimum RO Amount: **€ 1.2 million**

If Total of Subscriptions reach: — **Your pro-rata share is:**
Target RO Amount — **€ 288,573**
Minimum RO Amount — **€ 203,698**
Based on your current 14,743 shares. — **(preventing dilution of your ownership in the RO)**

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ______________________, September ________, 2002

K.B. (C.I.) NOMINEES LIMITED AS NOMINEE FOR VISION CAPITAL LP

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002.**

METOREX INTERNATIONAL OY

____

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

29564

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: Mutual Insurance Company Pension-Fennia

Maximum RO Amount (=Target): **€ 1.7 million**
Minimum RO Amount: **€ 1.2 million**

If Total of Subscriptions reach: — **Your pro-rata share is:**
Target RO Amount — **€ 28,362**
Minimum RO Amount — **€ 20,020**
Based on your current 1,449 shares. — **(preventing dilution of your ownership in the RO)**

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ______________________, September ________, 2002

MUTUAL INSURANCE COMPANY PENSION-FENNIA

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002.**

METOREX INTERNATIONAL OY

____

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

29564

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: Tapiola General Mutual Insurance Company

Maximum RO Amount (=Target): **€ 1.7 million**
Minimum RO Amount: **€ 1.2 million**

If Total of Subscriptions reach:	**Your pro-rata share is:**
Target RO Amount	**€ 42,964**
Minimum RO Amount	**€ 30,327**
Based on your current 2,195 shares.	**(preventing dilution of your ownership in the RO)**

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ______________________, September _________, 2002

TAPIOLA GENARAL MUTUAL INSURANCE COMPANY

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002.**

METOREX INTERNATIONAL OY

____

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

29564

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: Fennia Mutual Insurance Company

Maximum RO Amount (=Target): **€ 1.7 million**
Minimum RO Amount: **€ 1.2 million**

If Total of Subscriptions reach:	**Your pro-rata share is:**
Target RO Amount	€ 14,171
Minimum RO Amount	€ 10,003
Based on your current 724 shares.	**(preventing dilution of your ownership in the RO)**

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ____________________, September ________, 2002

FENNIA MUTUAL INSURANCE COMPANY

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002.**

METOREX INTERNATIONAL OY

____

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

29564

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: Kleinwort Benson Ltd.

Maximum RO Amount (=Target): **€ 1.7 million**
Minimum RO Amount: **€ 1.2 million**

If Total of Subscriptions reach:
Target RO Amount
Minimum RO Amount
Based on your current 10,912 shares.

Your pro-rata share is:
€ 213,586
€ 150,767
(preventing dilution of your ownership in the RO)

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ______________________, September ________, 2002

KLEINWORT BENSON LTD.

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002.**

METOREX INTERNATIONAL OY

____

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

29564

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: Mr. Taisto Lehti

Maximum RO Amount (=Target): **€ 1.7 million**
Minimum RO Amount: **€ 1.2 million**

If Total of Subscriptions reach:	**Your pro-rata share is:**
Target RO Amount	**€ 20**
Minimum RO Amount	**€ 14**
Based on your current 1 share.	**(preventing dilution of your ownership in the RO)**

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ______________________, September _________, 2002

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002.**

METOREX INTERNATIONAL OY

____

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

29564

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: Merifin Capital N.V.

Maximum RO Amount (=Target): **€ 1.7 million**
Minimum RO Amount: **€ 1.2 million**

If Total of Subscriptions reach: — **Your pro-rata share is:**
Target RO Amount — **€ 176,984**
Minimum RO Amount — **€ 124,930**
Based on your current 9,042 shares. — **(preventing dilution of your ownership in the RO)**

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ______________________, September ________, 2002

MERIFIN CAPITAL N.V.

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002**.

METOREX INTERNATIONAL OY

____

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

29564

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: Murcdoch & Company

Maximum RO Amount (=Target): **€ 1.7 million**
Minimum RO Amount: **€ 1.2 million**

If Total of Subscriptions reach:	**Your pro-rata share is:**
Target RO Amount	**€ 33,275**
Minimum RO Amount	**€ 23,488**
Based on your current 1,700 shares.	**(preventing dilution of your ownership in the RO)**

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ______________________, September ________, 2002

MURDOCH & COMPANY

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002**.

METOREX INTERNATIONAL OY

____

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

29564

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: Norsk Hydros

Maximum RO Amount (=Target): **€ 1.7 million**
Minimum RO Amount: **€ 1.2 million**

If Total of Subscriptions reach: **Your pro-rata share is:**
Target RO Amount **€ 3,328**
Minimum RO Amount **€ 2,349**
Based on your current 170 shares. **(preventing dilution of your ownership in the RO)**

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ______________________, September _________, 2002

NORSK HYDROS

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002.**

METOREX INTERNATIONAL OY

____

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

2964

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: Oy Odensö Ab

Maximum RO Amount (=Target): **€ 1.7 million**
Minimum RO Amount: **€ 1.2 million**

If Total of Subscriptions reach: — **Your pro-rata share is:**
Target RO Amount **€ 63,516**
Minimum RO Amount **€ 44,835**
Based on your current 3,245 shares. **(preventing dilution of your ownership in the RO)**

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ______________________, September ________, 2002

OY ODENSÖ AB

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002.**

METOREX INTERNATIONAL OY

____

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

29564

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: Mr. George L. Ohrstrom

Maximum RO Amount (=Target): **€ 1.7 million**
Minimum RO Amount: **€ 1.2 million**

If Total of Subscriptions reach:
Target RO Amount
Minimum RO Amount
Based on your current 156 shares.

Your pro-rata share is:
€ 3,053
€ 2,155
(preventing dilution of your ownership in the RO)

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ______________________, September ________, 2002

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002.**

METOREX INTERNATIONAL OY

____

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

29564

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: Ms. Pamela B. Ohrstrom

Maximum RO Amount (=Target): **€ 1.7 million**
Minimum RO Amount: **€ 1.2 million**

If Total of Subscriptions reach: — **Your pro-rata share is:**
Target RO Amount € 333
Minimum RO Amount € 235
Based on your current 17 shares. **(preventing dilution of your ownership in the RO)**

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ______________________, September _________, 2002

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002.**

METOREX INTERNATIONAL OY

____

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

29564

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: Outokumpu Oyj

Maximum RO Amount (=Target): **€ 1.7 million**
Minimum RO Amount: **€ 1.2 million**

If Total of Subscriptions reach: **Your pro-rata share is:**
Target RO Amount **€ 144,002**
Minimum RO Amount **€ 101,649**
Based on your current 7,357 shares. **(preventing dilution of your ownership in the RO)**

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ______________________, September ________, 2002

OUTOKUMPU OYJ

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002**.

METOREX INTERNATIONAL OY

____

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

29564

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: Promotion Rahasto II Ky

Maximum RO Amount (=Target): **€ 1.7 million**
Minimum RO Amount: **€ 1.2 million**

If Total of Subscriptions reach: — **Your pro-rata share is:**
Target RO Amount **€ 61,148**
Minimum RO Amount **€ 43,163**
Based on your current 3,124 shares. **(preventing dilution of your ownership in the RO)**

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ______________________, September ________, 2002

PROMOTION RAHASTO II KY

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002.**

METOREX INTERNATIONAL OY

____

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

2964

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: Ms. Elina Reineck

Maximum RO Amount (=Target): **€ 1.7 million**
Minimum RO Amount: **€ 1.2 million**

If Total of Subscriptions reach: — **Your pro-rata share is:**
Target RO Amount € 26,287
Minimum RO Amount € 18,556
Based on your current 1,343 shares. **(preventing dilution of your ownership in the RO)**

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ______________________, September _________, 2002

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002.**

METOREX INTERNATIONAL OY

____

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

29564

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: Mr. Sami Reineck

Maximum RO Amount (=Target): **€ 1.7 million**
Minimum RO Amount: **€ 1.2 million**

If Total of Subscriptions reach:	**Your pro-rata share is:**
Target RO Amount	**€ 26,287**
Minimum RO Amount	**€ 18,556**
Based on your current 1,343 shares.	**(preventing dilution of your ownership in the RO)**

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ______________________, September ________, 2002

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002**.

METOREX INTERNATIONAL OY

____

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

29564

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: The heirs of Tuula Reineck

Maximum RO Amount (=Target):	**€ 1.7 million**
Minimum RO Amount:	**€ 1.2 million**

If Total of Subscriptions reach:	**Your pro-rata share is:**
Target RO Amount	**€ 28,323**
Minimum RO Amount	**€ 19,993**
Based on your current 1,447 shares.	**(preventing dilution of your ownership in the RO)**

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ______________________, September _________, 2002

THE HEIRS OF TUULA REINECK

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002.**

METOREX INTERNATIONAL OY

____

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

29564

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: Mr. Heikki Sipilä

Maximum RO Amount (=Target):	**€ 1.7 million**
Minimum RO Amount:	**€ 1.2 million**

If Total of Subscriptions reach:	**Your pro-rata share is:**
Target RO Amount	**€ 11,744**
Minimum RO Amount	**€ 8,290**
Based on your current 600 shares.	**(preventing dilution of your ownership in the RO)**

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ______________________, September ________, 2002

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002**.

METOREX INTERNATIONAL OY

____

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

29564

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: TOAS Oy

Maximum RO Amount (=Target): **€ 1.7 million**
Minimum RO Amount: **€ 1.2 million**

If Total of Subscriptions reach: — **Your pro-rata share is:**
Target RO Amount — € 979
Minimum RO Amount — € 691
Based on your current 50 shares. — **(preventing dilution of your ownership in the RO)**

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ______________________, September ________, 2002

TOAS OY

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002.**

METOREX INTERNATIONAL OY

____

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

29564

METOREX INTERNATIONAL OY
RIGHTS OFFERING (RO)
PRELIMINARY NON-BINDING SUBSCRIPTION INDICATION

Shareholder Name: Y.C.M. van der Werf Holding BV

Maximum RO Amount (=Target): **€ 1.7 million**
Minimum RO Amount: **€ 1.2 million**

If Total of Subscriptions reach: **Your pro-rata share is:**
Target RO Amount **€ 3,993**
Minimum RO Amount **€ 2,819**
Based on your current 204 shares. **(preventing dilution of your ownership in the RO)**

Please indicate your intended non-binding subscription amount at following prices:

RO Price	Approximate dilution % of non-participants (after RO and conversion of Bridge Loan)		Initial and Additional Subscription Amounts Intended (€)*
	At Min RO	At Max RO	
€ 33.64	41 %	47 %	
€ 16.82	58 %	64 %	
€ 12.61	65 %	70 %	
€ 6,31	79 %	82 %	
€ 3.15	88 %	90 %	
€ 1.68	93 %	95 %	
Maximum subscription considered:			

In ____________________, September ________, 2002

Y.C.M. VAN DER WERF HOLDING BV

____

By:
Its:

Please fill out this form and return it to Metorex International Oy's facsimile number +358 9 32 941 412 no later than **20 September 2002.**

METOREX INTERNATIONAL OY

____

* Initial Amount to be placed at Price Level at which Shareholder intends to subscribe. Additional Amounts are possible at lower prices, and will be added to the Initial Amount. The Maximum Subscription Considered is the Total of Initial and all Additional Amounts.

29564

Confidential

Metorex International Oy Management Presentation

"Road Show"



- Metorex International Oy
- XRF and OES technology markets today
- Sales development
- Technology roadmaps
- Actions during summer - fall 2002
- Scenarios for 2003 - 2004
- New products this fall

September 2002

Metorex

Metorex International Oy
Masse Ervasti

Confidential

Metorex International Oy



Metorex is a leading international supplier of advanced equipment for elemental analysis and rapid chemical identification.

Metorex also supplies
detector technology and spectral analysis systems
for the demanding environment of space.



Metorex

September 2002

Metorex International Oy
Masse Ervasti

Confidential

Metorex International Oy

NDT Products

Non Destructive Testing
Portable, mobile and fixed site alloy analyzers

ON-LINE Products

On-line process analyzers to chemical and petrochemical industry

OEM Products

Original Equipment Manufacturing
Customized R&D projects and products to partners

SPACE

X-ray and gamma-ray detectors and spectrometers to space organizations

- Metorex employs 100 experts (over 50% with academic degree) In 3 countries: **Finland, Germany, USA**
- Experienced distributors in 50 countries all over the world form effective network to take care of customer expectations and needs.



Key Figures 2001

- Revenues 12,7 MEUR
- Net profit 0,3 MEUR
- Export 79 %

Metorex

September 2002

Metorex International Oy
Masse Ervasti

Organization - Metorex International Oy Espoo


CEO
CTO
Heikki Sipilä
QUALITY
NN
SECRETARY
ADMINSTRATION
CFO
SALES AND MARKETING
S&M MANAGER
OPERATIONS
OPERATIONS MANAGER
R&D
R&D MANAGER
ACCOUNTING
IT TECHNOLOGY
HR
NDT SALES
ON-LINE SALES
OEM SALES
DETECTOR AND SPACE PROJECT SALES
SALES SUPPORT
MARKETING COMMUNICATIONS
DETECTOR PRODUCTION
SUBCONTRACTOR COOPERATION
SUSTAINING ENGINEERING
CUSTOMER SERVICES
SPARE PARTS SERVICE
DOCUMENTATION
PRODUCT MANAGEMENT
HW DESIGN
SW DESIGN
MECHANICS DESIGN
RESEARCH AND PROJECTS

September 2002

Metorex

[redacted]

Metorex International Oy
Masse Ervasti

X-MET®

Confidential

XRF - TECHNOLOGY
SAM - Served Available Market (MEUR)
Total SAM 62.2 MEUR (2001)



5,0
32,2
10,6
1,1
13,2
Mobile Analyzers
Benchtop Analyzers
On-Line Process Analyzers
Components (Detectors and Electronics)
Components (Windows)
Players:
Metorex
Spectro/Asoma
Mintec
EG&G Berthold
Thermogammametric
DKK-TOA
Metorex
Amptek
Moxtek
LND
Metorex
Moxtek
UNITS - BENCHTOP XRF ANALYZERS
Total: 850 units
150
300
250
50
100
Philips
Oxford
Spectro
Jordan Valley
Others
UNITS - MOBILE XRF ANALYZERS
Total: 390 units
20
50
120
200
Metorex
Niton
TN
Others

September 2002

Metorex

Metorex International Oy
Masse Ervasti

ARC-MET®

Confidential

OES - TECHNOLOGY
SAM - Served Available Market (MEUR)

Total SAM 34.6 MEUR (2001)



■ Mobile Analyzers
■ Benchtop Analyzers
17,5
17,1

BENCHTOP PLAYERS
Total: 500 units
- Spectro
- Arun
- WAS
- Belec
- Metorex
- Others

UNITS - MOBILE OES ANALYZERS
Total: 570 units



50
70
40
40
40
250
80

■ Metorex ■ Spectro ■ WAS ■ Hilger ■ GNR Belec ■ Arun

September 2002

Metorex

Metorex International Oy
Masse Ervasti

Confidential

Sales Development 2000 - 2006

	`01	`02	`03	`04	`05	`06
Revenue	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Growth %	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]


30
25
20
15
10
5
0
Revenue
2000
2001
2002
2003
2004
2005
2006
2007

Metorex

[redacted]

September 2002

Metorex International Oy
Masse Ervasti

Confidential

Sales Development by Product Line 2002 - 2004 (MEUR)



20.00
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
20.0
16.0
11.2
4.0
4.0
4.0
3.5
8.5
7.0
5.0
2004
2003
2002
Total
Projects, Spares and Service
OEM
ON-LINE
NDT

September 2002

Metorex

Metorex International Oy
Masse Ervasti

Confidential

Sales Development by Product Line 2002 - 2004

	'02 MEUR	'02 Units	'03 MEUR	'03 Units	'04 MEUR	'04 Units
NDT	[redacted]					
[illegible] C-10 C-100	0,8 0,2	15 5	2,0	50	2,5	65
OEM	[redacted]					
Projects Spares Service	2,0 1,0 1,0		2,0 1,0 1,0		2,0 2,0 1,0	
Total	11,2		16,0		20,0	

September 2002

Metorex

Metorex International Oy
Masse Ervasti

Confidential

Sales Development
Old/New NDT Analyzers
2002 - 2004

		'02		'03		'04	
		MEUR	Units	MEUR	Units	MEUR	Units
X-MET (XRF)	[redacted]						
ARC-MET (OES)	[redacted]						

September 2002

Metorex

Metorex International Oy
Masse Ervasti

Confidential

Metorex Sales figures by Region 2003

	USA	Germany	ROW
NDT	[redacted]		
[illegible]	1,0		1,0
OEM	[redacted]		
Projects			2,0
Spares/Service	0,8	0,2	1,0
Total	5,0	2,5	8,5



USA
31%
Germany
6%

Total

Metorex

Metorex Technology Roadmap
2001 - 2004 - XRF and OES Analyzers

Confidential



Product Lines
Technologies
2001
2002
2003
2004
XRF Analyzers - NDT
Isotope
Tube/SHU (=Single Hand Usable)
SDD
OES Analyzers - NDT
Argon
Agon&Air
Air only
Bench top
Product ranges in 2004
X-MET 2000
X-MET 3000 T
X-MET 3000 TSD
ARC-MET 930
ARC-MET 8000
ARC-MET 8000A
ARC-MET 8000B
Applicable industries
•Metal recyclers
•Metal and Steel Plants
•Fabricators
•Metal Traders
•Petrochemical and chemical industry
•Power plants
•Aerospace and military industry
•Inspection companies
•Engineering & Construction Companies
•Environmental research
•Mining Industry

September 2002

Metorex

Metorex International Oy
Masse Ervasti

Confidential

Metorex Technology Roadmap 2001 - 2004 - On-Line and OEM Analyzers


Product Lines
Technologies
2001
2002
2003
2004
Product ranges in 2004
On-Line Process XRF Analyzers
Proportional Counter
Proportional Counter
LBD
C-100
C-100 XT
C-100 LSXT
•Chemical and petro-chemical plants
•Plating and electroplating
•Pulp, paper and ryon
•Catalysis
Benchtop XRF Analyzers OEM
Proportional Counter and Si PIN
LBD
SDD
MiniMate
MiniPal 2
MiniMate Low S
MiniPal 3

September 2002

Metorex

Metorex International Oy
Masse Ervasti

Confidential

Customer Applications for New Available Technology - Analyzers

New technology	New customer group	Remarks
X-ray tube	- Isotope difficult geographical locations - Faster measurement	- Faster measurement needs also development in electronics - Takes market from some OES-Air applications
Single Hand Usable system	- 'Heavy users' of analyzers	- Scrap sorters and inspection companies
SDD (Very high count rate detector)	- Demanding environmental applications - Cement plants - Mining applications	- Environmental applications require low background detector
Argon&Air OES	- All present customers for odd shape samples and quick measurement	- Doubles the present market we have at OES
Air only (light probe)	- Metal plants and their outgoing product inspection	- 50 – 60% of the markets unit wise, totally uncovered by us at present
Bench top OES	- Foundries, smelters	- Any on-site application for regular sized samples where quick and relatively accurate analysis is needed
LBD	- Low level sulphur, paper industry	- Additional market in environmental applications (Proportional counter and tube)

Confidential

Metorex Technology Roadmap 2001 - 2004 - Detectors and Windows



Product Lines
Technologies
Product ranges in 2004
2001
2002
2003
2004
XRF Detectors & Windows
Si-PIN
Si_3N_4 Thin Window
LBD
GaAs PIN
GaAs Pixels
SDD
Silicon PIN Detector
Thin Window PIN Detector
Low Background Detector
GaAs PIN Detector
GaAs Imaging Detector
Silicon Drift Detector

September 2002

Metorex

Metorex International Oy
Masse Ervasti

Confidential

Customer Applications for New Available Technology - Detectors

New technology	New customer group	Remarks
Thin window for Silicon-PIN detector (SI-PIN)	Microanalyser manufacturers	- Interested in Be–Na (very low energy range in research applications)
Thin window PIN detector (Si_3N_4 Thin Window)	Our OEM -customers	- Cement, Mining, Paper applications
Silicon Drift Detector (SDD)	Our present OEM customers, Microanalyser manufacturers	- Cement analysis, elemental mapping applications
GaAs PIN Detector (GaAs PIN)	Security applications	- Heavy element measurements effective
GaAs Imaging Detector (GaAs Pixels)	X-ray imaging detector	- Eliminates the use of films in medical and traditional NDT applications

September 2002

Metorex

Metorex International Oy
Masse Ervasti

Actions done or planned to speed up the sales development during summer & autumn 2002

Confidential

1. Organization & Sales Network

- **Change to functional operation / New organization from September `02**

- **New Distributors for On-Line Business**
  - A. COSA Instrument for USA, CAN and Latin America
    - LOI signed 14/08/02
    - Distributor agreement to be signed during Gulf Coast Conference
  - B. Mitsubishi for Japan
    - Meeting in Houston 10-12 September during Gulf Coast Conference
    - Company`s market share 30 % of the oil analyzer market in Japan

- **New Distributor for NDT Business in Latin America**
  - A. COSA as a candidate (negotiations in Houston 10-12 September)
    - goal to reach sales of minimum 20 X-MET and ARC-MET units in 2003

- **All old distributors to be evaluated during Autumn 2002**
  - Special additional effort in Japan and Italy / On-Line & X-MET 3000 T

Confidential

Actions done or planned to speed up the sales development during summer & autumn 2002

2. Cooperation with KeyMaster Technologies in Kennewick, USA

- Cooperation agreement signed August 27. 2002
- Joint goal is to develop a leading edge technology mobile XRF analyzer and be number one in the market Y2005

Phase I:
- Use KTI technology with Metorex housing design
- First two prototypes were ready on week August 19.
- Production starts at the beginning of September
- Launch will start during the sales meeting in September 19.-20.

Phase II:
- Metorex PDA SW and Detector technology integrated in Q1/`03

Phase III:
- To develop next generation X-MET Tube version product family with leading edge technology. Development ready at the end of Y2003

Metorex

Metorex International Oy
Masse Ervasti

Metorex International Oy
P/L Scenarios for 2003 - 2004

Confidential

	LE 2002	Scenario 2003		Scenario 2004	
NDT	4.5	7.0		8.5	
On-Line	1.0	2.0		2.5	
OEM	1.7	3.0		4.0	
Projects	2.0	2.0		2.0	
Spares/Service	2.0	2.0		3.0	
Net Sales (MEUR)	11.2	16.0		20.0	
Total margin	5.0 (45%)	8.0 (50%)	7.2 (45%)	10.0 (50%)	9.0 (45%)
S & M	-3.3	-2.8		-3.5	
Admin	-1.1	-1.8		-1.4	
R & D	-1.5	-2.0		-2.5	
GOE total	-5.9	-6.6		-7.4	
Financing	-0.1	-0.1		-0.1	
Extraordinary Income	+0.2				
Net Result	-1.0	+1.3	+0.5	+2.5	+1.5
B/E min.turnover	13.5	13.4	14.9	15.0	16.7

September 2002

Metorex

Metorex International Oy
Masse Ervasti

Key Partners in Metorex Business

Confidential

[illegible]

COSA INSTRUMENT

hobré instruments bv

COSA INSTRUMENT COPRPORATION (USA)

- New partner from August 2002
  - founded 1982
  - employs 41 people
- Geographical Market Area: North America and Latin America
- Potential distributor also for NDT products in Latin America (no agreement yet)
- COSA Instrument Corporation is a leading supplier of sulfur analyzers to the laboratory industry. With the addition of the Metorex line of process analyzers, COSA can now offer complete solutions for compliance with the low sulfur regulations.

HOBRE Instruments bv (The Netherlands)

- Partner since March 2000
  - founded 1987
  - employs 40 people
- Sells Metorex products in all countries outside North America, Latin America and Finland
- A part of a holding company Phoenix Megatronica N.V.
- Consists of 6 companies in 4 different countries: The Netherlands, Belgium, Germany and England.
- A leading manufacturer for special analysers and instruments
- A global partner for customers and analyser manufacturers

Confidential

Key Partners in Metorex Business
OEM & NDT

spectris (PHILIPS)	KeyMaster Technologies Inc
• Acquired X-Ray analytical business from Phillips Analytical (The Netherlands) in July 2002 - employs 850 former Philips Analytical people - Philips Analytical's x-ray business had sales in 2001 of EUR 159 million. – Spectris had sales of £543m in 2001 and employs 5,000 people worldwide in its 16 business units. • Sells OEM Products MiniMate and MiniPal developed by Metorex	• Partner since August 2002 • - founded 1985 - employs 25 people • KTI has world-leading patented technology in the areas of X-ray Fluorescence (XRF) and elemental analysis technology. • Develops together with Metorex a new X-MET 3000 T hand held analyzer based or X-Ray Tube technology

Confidential

New Products launched in September

ARC-MET® 8000 MobileLab®

X-MET® 3000 T







Metorex

September 2002

Metorex International Oy
Masse Ervasti